November 2, 2016

Mr. Joel Parker

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fairmount Santrol Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 15, 2016

File No. 001-36670

Dear Mr. Parker:

We are filing this letter in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated October 12, 2016 with respect to the above-referenced filing of Fairmount Santrol Holdings Inc. (the “Company”). Please note we requested, and were granted, an extension of time to respond until November 2, 2016. The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Segment Contribution Margin, page 60

1.	You attribute the changes in segment contribution margin between reporting periods for each segment to multiple factors such as changes in sales volumes, changes in product mix, changes in selling prices and higher operating costs per ton due to lower volumes over which to absorb fixed costs such as railcars and logistics. Please revise your disclosure to quantify the effect for each underlying factor that you have identified.

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440..729.0265 www.fairmountminerals.com

In response to this comment, the Company proposes adding disclosure similar to the following to future filings (including the Company’s Form 10-Q for the quarter ended September 30, 2016) when multiple factors impact changes in the Company’s segment contribution margin between reporting periods presented, to separately quantify the impact of each such factor.1

For the December 31, 2015 period compared to the December 31, 2014 period, the Proppant solutions segment contribution margin declined by $360.4 million. The decrease in contribution margin was due to $82.4 million from impairment and restructuring charges in the segment (as further disclosed on pages 58, 69, 92 and 109) and $137 million from volume declines over the prior year period. The remaining gross margin decline of approximately $141 million is attributable to changes in product mix between raw frac sand and coated proppants and decreased pricing from prior year periods.

Notes to Consolidated Financial Statements

9. Goodwill and Other Intangible Assets, page 91

2.	You state that the acquired technology from the SSP acquisition will be amortized ratably over its estimated useful life once product using the technology is fully commercialized. Please tell us how you determined that the capitalization of the asset was appropriate at the time of acquisition and why you are deferring its amortization. Please refer to ASC 730-10-25-2c.

The acquisition of the Soane Energy LLC interests (referred to as Propel SSP, Self-Suspending Proppant technology2) has been accounted for as an asset acquisition (not as a business combination). The asset acquired was developed scientific technology that did not come with any processes, employees, or inputs and was not capable of producing outflows (such as sales of finished products) at the time of the acquisition. The appropriate treatment for an acquisition of assets rather than a business combination is provided in ASC 805-50-15. The initial acquisition of the Propel SSP technology was assigned a basis equal to the consideration paid, $56 million. After the acquisition, the accounting for the acquired assets has followed Generally Accepted Accounting Principles (GAAP) for the asset.

This acquisition accounting treatment was also discussed in the Company’s response dated December 18, 2015 to a previous comment letter relating to the Company’s Form 10-K for the year ended December 31, 2014.

[1]	However, please note that effective in the Form 10-Q for the period ended September 30, 2016, management changed its method to evaluate its operating segments’ performance based on segment gross margin and, as a result, the Company has modified its segment reporting to refer to gross margin as the measurement for segment reporting, not contribution margin.
[2]	Propel SSP is a polymer coating that is attached to the proppant material and creates suspension upon contact with water. The technology props open the fracture from wellbore to tip, maximizing the fracture surface area to increase hydrocarbon production. This also allows the driller to eliminate additives, including guar, crosslinkers, and friction reducers for increased hydraulic fracturing efficiency.

Pg. 2	8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440..729.0265 www.fairmountminerals.com

There are situations under GAAP where certain acquired research and development (R&D), called “in-process R&D,” is required to be written off immediately upon the acquisition date when acquired in an asset acquisition. This guidance is contained in ASC 730-10-25-2c. Specifically, the guidance provides:

730-10-25-2c.

Intangible assets purchased from others. The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with Topic 350. The amortization of those intangible assets used in research and development activities is a research and development cost. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.

As of the date of acquisition, the Company evaluated the technology acquired, and the applicable guidance for the determination of alternative future uses. The AICPA (American Institute of Certified Public Accountants) Audit and Accounting Guides-Assets Acquired to Be Used in Research and Development Activities, provides in Chapter 3.13-3.27 a discussion on the meaning of “alternative future uses.” Chapter 3.16 states “Furthermore, the task force believes that an alternative future use that would require capitalization is one that is capable of using the assets acquired as those assets exist at the acquisition date.” Chapter 3.19 describes facts and circumstances that suggest the absence of an alternative future use include intangible assets that represent incomplete specific in-process R&D projects that are narrow in focus and for which the technology involved has the likely potential of being obsolete if the acquired specific in-process R&D project fails or is terminated. Those circumstances suggest that if the specific in-process R&D project were to be unsuccessful, management of the reporting entity would abandon the specific in-process R&D project and direct its future R&D spending to areas using a different technology. Therefore, the specific in-process R&D project, as it existed at the date of acquisition, would not have an alternative future use.

The Company determined, at the date of the acquisition of the technology, that it was acquiring an asset that represented completed technology, not an R&D project that was still in the process of experimentation.3 The technology was patented, and was already useable to the point that prior to the acquisition, it was in use. The seller had been involved in a joint development agreement with a large exploration and production company that had actually used proppant coated with the Propel SSP technology in multiple trial wells. The coated proppant was being produced by a toll manufacturer based on the seller’s guidance. In addition to actual test well use of the product, the technology was tested in a comprehensive series of tests as outlined in the patent application.

[3]	Several patents were granted for the technology acquired, e.g. US patent application number PCT/US2012/053134, filed August 30, 2012.

Pg. 3	8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440..729.0265 www.fairmountminerals.com

Once the Company determined it was acquiring the developed technology as an asset, it was not necessary to investigate alternative future uses as it would be if it were acquiring technology still in development. However, the technology acquired does have potential alternative future uses in the oil and gas field beyond application to raw proppant sand. For example, the technology could be applied to substrates that include naturally occurring materials, for example nutshells that have been chipped, ground, pulverized or crushed to a suitable size (e.g., walnuts), or seed shells or fruit pits (e.g., plums or olives). All of these other substrates represented possible alternative future uses to the existing basic proppant technology.

Taking into account the breadth, scope, and additional commercial possibilities of the acquired technology, we believe that the acquisition represented a completed asset ready for use by the Company. Following the acquisition, there continues to be a number of economic, rather than technical, hurdles to overcome before successful commercialization is achieved. The chief limitation to full commercialization, and thus the ability to forecast a useful life of the technology, remains convincing customers in the present challenging market conditions that the benefits of the new Propel SSP technology outweigh the increased costs of the product. To date, there has been a substantial number of successful field trials in numerous geological formations, such that in 2016 there are now customers using the product on a commercial basis. The Company believes it may commence amortization of the intangible technology asset in the near future (i.e., within the next year) based on the number of customers that purchase this product and technology at commercial pricing.

Based on the available guidance at the time of the acquisition, as well as the subsequent commercialization activities with the technology, the Company believes that it followed the correct accounting treatment for the acquired assets.

In connection with the Staff’s comment letter and our responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from Commission staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pg. 4	8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440..729.0265 www.fairmountminerals.com

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at (440) 214-3243.

Very truly yours,

FAIRMOUNT SANTROL HOLDINGS INC.

By:	/s/ Michael F. Biehl
Michael F. Biehl
Executive Vice President & Chief Financial Officer
Fax: 440-729-0265
Email: michael.biehl@fairmountsantrol.com

cc:	Suying Li, SEC Division of Corporation Finance

Peter M. Kelley, PricewaterhouseCoopers

Arthur C. Hall III, Calfee Halter & Griswold LLP

Pg. 5	8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440..729.0265 www.fairmountminerals.com